Real Technology Broker Ltd.

Interim Condensed Consolidated Financial Statements

March 31, 2020

(Unaudited)

Real Technology Broker Ltd.

Table of Contents

Unaudited Interim Condensed Consolidated Statements of Financial Position	3

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	4

Unaudited Interim Condensed Consolidated Statements of Changes in Equity	5

Unaudited Interim Condensed Consolidated Statements of Cash Flows	6

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	7-17

Real Technology Broker Ltd. Unaudited Interim Condensed Consolidated Statements of Financial Position (In thousands of U.S. dollars)

		March 31,	December 31,
	Note	2020	2019
Assets
Cash	10	54	53
Restricted cash	10	42	43
Trade receivables	9	213	56
Other receivables		10	10
Prepaid expenses and deposits		34	33
Current assets		353	195
Property and equipment	11	1	1
Right-of-use assets	11	185	212
Non-current assets		186	213
Total assets		539	408
Liabilities
Accounts payable and accrued liabilities		523	336
Other payables		30	40
Lease liabilities	14	122	122
Current liabilities		675	498
Lease liabilities	14	85	100
Preferred shares	12	11,750	11,750
Non-current liabilities		11,835	11,850
Total liabilities		12,510	12,348
Deficit
Share capital	12	1,187	1,187
Share premium	12	78	78
Stock-based compensation reserve		1,834	1,622
Deficit		(15,070)	(14,827)
Total deficit		(11,971)	(11,940)
Total liabilities and deficit		539	408
Commitments and contingencies	16
Subsequent events	18

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

Real Technology Broker Ltd. Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (In thousands of U.S. dollars)

		March 31,	March 31,
	Note	2020	2019
Revenue	5	2,936	4,795
Cost of sales	6	2,552	4,433
Gross profit		384	362
Selling expenses	6	152	106
Administrative expenses	6	784	672
Research and development expenses	6	23	92
Operating loss		(575)	(508)
Finance (income) costs		(332)	2
Loss before tax		(243)	(510)
Total loss and comprehensive loss		(243)	(510)
Earnings per share
Basic and diluted loss per share	7	(0.006)	(0.012)

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

Real Technology Broker Ltd. Interim Condensed Consolidated Statements of Changes in Equity (In thousands of U.S. dollars)

			Stock-based
	Share	Share	compensation		Total
	capital	premium	reserve	Deficit	equity
Balance, at January 1, 2019	1,187	78	1,134	(12,576)	(10,177)
Total loss and comprehensive loss for the period	-	-	-	(510)	(510)
Equity-settled share-based payment	-	-	122	-	122
Balance, at March 31, 2019	1,187	78	1,256	(13,086)	(10,565)

Balance, at January 1, 2020	1,187	78	1,622	(14,827)	(11,940)
Total loss and comprehensive loss for the period	-	-	-	(243)	(243)
Equity-settled share-based payment	-	-	212	-	212
Balance, at March 31, 2020	1,187	78	1,834	(15,070)	(11,971)

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

Real Technology Broker Ltd. Interim Condensed Consolidated Statements of Cash Flows (In thousands of U.S. dollars)

	March 31,	March 31,
In thousands of U.S. dollars	2020	2019
Cash flows from operating activities
Loss for the period	(243)	(510)
Adjustments for:
– Depreciation	27	37
– Equity-settled share-based payment transactions	212	122
– Finance costs and other	(46)	(34)
	(50)	(385)
Changes in:
– Restricted cash	1	(1)
– Trade receivables	(157)	55
– Other receivables	-	(2)
– Prepaid expenses and deposits	(1)	(4)
– Accounts payable and accrued liabilities	187	(4)
– Other payables	(10)	(13)
Net cash used in operating activities	(30)	(353)
Cash flows from financing activities
Proceeds from issuance of common shares	-	7
Payment of lease liabilities	(15)	-
Net cash provided by (used in) financing activities	(15)	7
Net decrease in cash and cash equivalents	(45)	(346)
Cash, January 1	96	485
Effect of movements in exchange rates on cash held	3	4
Cash, March 31	54	143

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

1. General information

Real Technology Broker Ltd (“Real” or the “Company”) is a technology-powered real estate brokerage firm, licensed in over 20 states with over 1,100 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities. The consolidated operations of Real include the subsidiaries of Real Broker MA, LLC incorporated on July 11, 2018 under the law of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the law of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the law of the state of Texas, and Real Brokerage Technologies Inc. (formerly Realtyka Tech Ltd.) incorporated on June 29, 2014 in the state of Israel. The Company’s registered head office is 89 Medinat Hayehudim, Herzliya, Israel, 4676672.

2. Basis of preparation

A. Statement of compliance

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on July 14, 2020.

B. Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

C. Significant judgments, estimates and assumptions

The preparation of Real’s unaudited interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that effect the amounts reported. In the process of applying Real’s accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed at the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019 and 2018.

D. Basis for segmentation

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

2. Basis of preparation (cont’d)

D. Basis for segmentation (cont’d)

The Company’s Chief Executive Officer is the chief operating decision maker, and regularly reviews operations and performance on an aggregated basis. The Company does not have any significant customers or any significant groups of customers.

E. Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The Company ‘controls’ an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date on which control commences until the date on which control ceases.

ii. Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way unrealized gains, but only to the extent there is no evidence of impairment.

4. Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020.

A. Changes in accounting policies

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” These amendments are effective January 1, 2020. The amendments to the definition of material and have not had a significant impact on the Company’s interim condensed consolidated financial statements.

B. Future changes in accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on the Company’s operations. Standards issued but not yet effective up to the date of issuance of these interim condensed consolidated financial statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

4. Significant accounting policies (cont’d)

B. Future changes in accounting policies (cont’d)

IAS 1, Presentation of Financial Statements (“IAS 1”)

In January 2010, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and is unaffected by expectations about whether or not an entity will exercise their right to defer settlement of a liability. The amendments further clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively.

The Company is currently evaluating the impact of these amendments on its interim condensed consolidated financial statements and will apply the amendments from the effective date.

5. Revenue

For the three month period ended March 31,	2020	2019
Major service lines
Commissions	2,917	4,762
Subscriptions	13	18
Other	6	15
Total revenue	2,936	4,795
Timing of revenue recognition
Products transferred at a point in time	2,917	4,762
Services transferred over time	13	18
Revenue from contracts with customers	2,930	4,780
Other revenue	6	15
Total revenue	2,936	4,795

6. Expenses by nature

For the three month period ended March 31,	2020	2019
Commissions to agents	2,552	4,433
General and administrative	422	278
Consultancy	191	130
Advertising	152	106
Salaries and benefits	127	183
Depreciation	27	1
Dues and subscriptions	20	44
Travel	26	92
Occupancy costs (recovery)	(6)	36
Total cost of sales, selling expenses, administrative and		5,303
research and development expenses	3,511

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

7. Loss per share

A. Weighted average number of ordinary shares

In thousands of shares	2020	2019
Issued ordinary shares at January 1,	41,797	41,797
Effect of share options exercised	2	-
Weighted-average number of ordinary shares at March 31,	41,799	41,797

B. Diluted earnings per share

In thousands of shares	2020	2019
Issued ordinary shares at January 1,	41,797	41,797
Effect of share options on issue	10,566	2,381
Weighted-average number of ordinary shares (diluted) at March 31,	52,363	44,178

8. Share-based payment arrangements

A. Description of share-based payment arrangements

i. Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

The key terms and conditions related to the grants under these programs are as follows; all options are to be settled by physical delivery of shares.

B. Measurement of fair values

	Number of		Contractual
Grant date	instruments	Vesting conditions	life of options
On January, 2016	142	25% on first anniversary, then quarterly vesting	4 years
On January, 2017	559	25% on first anniversary, then quarterly vesting	4 years
On June, 2018	326	25% on first anniversary, then quarterly vesting	4 years
On July, 2018	244	Immediate	4 years
On March, 2019	30	Immediate	4 years
On March, 2019	283	Quarterly vesting	3 years
On July, 2019	3,523	25% on first anniversary, then quarterly vesting	4 years
On January, 2020	60	25% on first anniversary, then quarterly vesting	4 years
On March, 2020	244	Immediate	4 years
On March, 2020	100	Quarterly vesting	3 years
On March, 2020	280	25% on first anniversary, then quarterly vesting	4 years
	5,791

The fair value of the stock-options has been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

8. Share-based payment arrangements (cont’d)

The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	2020	2020	2019
Share price	$0.14	$0.14	$0.13
Exercise price	$0.13	$0.13	$0.13
Expected volatility (weighted-average)	66.1%	66.1%	66.1%
Expected life (weighted-average)	4 years	3 years	4 years
Expected dividends	–%	–%	–%
Risk-free interest rate (based on government bonds)	1.67%	1.67%	2.14%

Expected volatility has been based on an evaluation of based on a comparable companies’ historical volatility of the share price, particularly over the historical period commensurate with the expected term.

C. Reconciliation of outstanding stock-options

The number and weighted-average exercise prices of stock-options under the stock option plan (see A(i)) are as follows:

		Weighted-		Weighted-
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	March 31,	March 31,	December 31,	December 31,
	2020	2020	2019	2019
Outstanding at beginning of period (year)	24,249	$0.13	20,413	$0.13
Granted during the period (year)	684	$0.13	3,836	$0.13
Outstanding at end of period (year)	24,933	$0.13	24,249	$0.13
Exerciseable at period (year)	11,726		11,726

The stock-options outstanding as at March 31, 2020 had an exercise price of $0.13 (2019: $0.13) and a weighted-average contractual life of 3.8 years (2018: 4 years).

9. Trade receivables

	March 31,	December 31,
	2020	2019
Trade receivables	250	64
Less: allowance for trade receivables	(37)	(8)
Trade receivables	213	56

Information about the Company’s exposure to credit and market risks, and impairment losses for trade receivables is included in Note 15(C)(ii).

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

10. Cash

	March 31,	December 31,
	2020	2019
Bank balances	54	53
Restricted cash	42	43
	96	96

11. Property and equipment and right-of-use assets

	Right-of-use	Computer	Furniture and
	assets	equipment	equipment	Total
Cost
Balance at December 31, 2019	433	21	65	519
Additions	-	-	-	-
Balance at March 31, 2020	433	21	65	519
Accumulated depreciation
Balance at December 31, 2019	221	21	64	306
Depreciation	26	-	1	27
Balance at March 31, 2020	247	21	65	333

Carrying amounts
At December 31, 2019	212	-	1	213
At March 31, 2020	186	-	-	186

12. Capital and reserves

A. Share capital and share premium

			Non-redeemable
	Ordinary shares		preference shares
	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019
In issue at beginning of period (year)	1,187	1,187	11,750	10,750
Issued for cash	-	-	-	1,000
In issue at end of period (year) – fully paid	1,187	1,187	11,750	11,750
Authorized – par value $1, in thousands of shares	123,000	123,000	66,000	66,000

All ordinary shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares.

ii. Preferred shares

During 2019, the Company completed a private placement of 7,143 series A preferred shares at a price of $0.14. The fair value of preferred shares issued were $1,000.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

13. Capital management

Real defines capital as its equity. The Company’s objective when managing capital is:

– to safeguard the ability to continue as a going concern, so that it can continue to provide returns to shareholders and benefits to other stakeholders; and

– to provide adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk.

The Company sets the amount of capital in proportion to the risk. Real manages its capital structure and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell asset to reduce debt. Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended March 31, 2020 and 2019.

14. Lease liabilities

	March 31,	December 31,
	2020	2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	126	124
One year to five years	87	106
Total undiscounted lease liabilities	213	230
Lease liabilities included in the balance sheet	207	222
Current	122	122
Non-current	85	100

15. Financial instruments – Fair values and risk management

The Company has exposure to the following risks arising from financial instruments:

– credit risk (see (ii));

– liquidity risk (see (iii)); and

– market risk (see (iv)).

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk and market risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within Board approved policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company. The Company’s audit committee oversees how management monitors compliance with the risk management policies and procedures and review the adequacy of the risk management framework in relation to the risks faced by the Company.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

15. Financial instruments – Fair values and risk management (cont’d)

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

The risk management committee has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and terms and conditions are offered.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral. As at March 31, 2020, the exposure to credit risk for trade receivables of $251 is limited to U.S. only and there is no material receivables from other geographical region.

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are U.S. dollars and Israeli shekel.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

15. Financial instruments – Fair values and risk management (cont’d)

iv. Market risk (cont’d)

Exposure to currency risk

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows.

	March 31, 2020		December 31, 2019
In thousands of US dollars	Real Broker LLC	Real Technologies Inc.	Real Broker LLC	Real Technologies Inc.
Trade receivables	213	-	56	-
Trade payables	(523)	-	(313)	(12)
Net balance sheet exposure	(310)	-	(257)	(12)

The following significant exchange rates have been applied.

	Average rate		Period-end spot rate
	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019
ILS 1	0.29	0.28	0.28	0.28

Sensitivity analysis

A reasonably possible strengthening (weakening) of the U.S. dollar or Israeli shekel against all other currencies as at March 31, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

In thousands of US dollars	Average rate		Year-end spot rate
	Strengthening	Weakening	Strengthening	Weakening
March 31, 2020
ILS (5% movement)	(17)	17	-	-
December 31, 2019
ILS (5% movement)	101	(101)	94	(94)

16. Commitments and contingencies

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

17. Related parties

	March 31,	March 31,
	2020	2019
Salaries and benefits	108	121
Short-term employee benefits	2	2
Consultancy	16	-
Share-based payments	212	122
	338	245

Executive officers participate in the Company’s stock option program (see Note 11(A)(i)). Furthermore, real estate agents of the Company are entitled to participate in the stock option program if they meet certain eligibility criteria. Directors of the Company control 13.4% of the voting shares of the Company.

18. Subsequent events

A. Qualifying transaction

On June 5, 2020, Real completed its transaction with ADL Ventures Inc. (“ADL”), a capital pool company incorporated under the Business Corporations Act (British Columbia), which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “Exchange”).

On March 5, 2020, the Company and ADL entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which ADL would acquire all of the issued and outstanding securities of Real as part of the Qualifying Transaction.

The Securities Exchange Agreement provided for the acquisition of all of the issued and outstanding common shares, warrants and options of Real by ADL in exchange for common shares and options of ADL. In particular, shareholders of Real were issued:

(i) an aggregate of 110,303,732 common shares (“Consideration Shares”) (based on the deemed value ascribed to Real as negotiated between the Company and Real of CAD $27,575,933 at a deemed issuance price of CAD $0.25), resulting in 1.0083 Consideration Share for each one of Real share held;

(ii) conversion of all issued and outstanding Real series A preferred shares into common shares of ADL at a rate of 1 to 1.0083; and

(iii) an aggregate 6,098,411 options. As a result of the Qualifying Transaction, ADL became the sole beneficial owner of all the outstanding securities of Real. ADL is the parent company of Real which will continue its business.

In addition, aggregate gross proceeds totalling $1,586,139 were raised prior to the closing of the Qualifying Transaction by way of a private placement of subscription receipts of the Company (the “Private Placement”). Each subscription receipt was exercisable into one Common Share and were automatically exercised upon completion of the Qualifying Transaction. The Common Shares issued pursuant to the Private Placement comprised of a 4-month regulatory hold period plus an additional two-month hold period based on contractual lock-up commitments of the subscribers.

The Common Shares commenced trading on the Exchange on June 12, 2020 following the issuance of the final bulletin of the Exchange in respect to the Qualifying Transaction, and under the new name “The Real Brokerage Inc.” with the trading symbol “REAX”. The Company will carry on the business of Real.

Real Technology Broker Ltd. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

18. Subsequent events (cont’d)

B. Coronavirus (“COVID-19”)

Since December 31, 2019, the outbreak of the novel string of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material interruption to businesses, resulting in a global economic slowdown.

The global equity markets have experienced significant volatility and weakness, with the government and central bank reacting with significant monetary and fiscal interventions designed to stabilize the economic conditions. The duration and impact of COVID-19 is unknown, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of those developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

C. Paycheck Protection Program Loan

On May 9, 2020, the Company entered into a loan agreement with JPMorgan Chase Bank as the lender (“Lender”) in an aggregate principal amount of $172 (“PPP Loan”) as part of the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP Loan is evidenced by a promissory note.

Subject to the terms of the promissory note, the PPP Loan bears interest at a rate of 1% per annum, with the first six months of interest deferred, has a term of 2 years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company during a predefined period as determined by the CARES Act.